UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

(Amendment No. 1)

Current Report Pursuant to Regulation A

Date of Report: May 19, 2025

(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

445-200-5650

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 8.5 % Senior Beacon Bonds and 6.5% Senior Beacon Bonds

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 1-U/A amends the Current Report on Form 1-U filed by Lighthouse Life Capital, LLC, a Delaware limited liability company (the “Company”) dated May 19, 2025 (the “Original Filing”), to attach a letter signed by our prior independent registered public accounting firm Marcum LLP, (“Marcum ”) addressed to the Securities and Exchange Commission and to disclose the appointment of our new independent registered public accounting firm, Cherry Bekaert LLP.

2

Item 4. Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Registered Public Accounting Firm

On May 19, 2025, Lighthouse Life Capital, LLC (the “Company”) dismissed its independent registered public accounting firm Marcum LLP, (“Marcum ”).

Through the date of the dismissal covered by this Current Report, and as it relates to the two most recent fiscal years and any subsequent interim period, (i) Marcum did not issue an adverse opinion or disclaimer of opinion or qualified or modified as to uncertainty, audit scope, or accounting principles; (ii) the decision to dismiss Marcum was approved by the Company’s sole member LHL Strategies, Inc.; (iii) there were no disagreements between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Marcum’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (iv) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except for the following material weaknesses in the Company’s internal control over financial reporting:

•	Disclosures controls surrounding completeness of financial statement disclosures.

•	Controls as it relates to identification of liabilities related to the Company, which resulted in the understatement of legal accruals and payables.

•	Controls relating to accounting for complex transactions under US GAAP, such as business combinations under ASC 805.

All the above material weaknesses were presented to the Audit Committee of the Company’s sole member, LHL Strategies, Inc., and were discussed by the Audit Committee members and Marcum.

The Company has provided Marcum with a copy of the foregoing disclosure and requested that Marcum furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from Marcum addressed to the Securities and Exchange Commission dated as of June 3, 2025 is filed as Exhibit 9.1 to this Current Report on Form 1-U amendment.

(b) Appointment of Independent Accounting Firm

On May 29, 2025 the Company’s sole member LHL Strategies, Inc. approved and ratified the appointment of Cherry Bekaert LLP (“Cherry Bekaert”) as the Company’s new independent registered public accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Cherry Bekaert regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Cherry Bekaert concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf.

Lighthouse Life Capital, LLC, a Delaware limited liability company

Date: June 3, 2025	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer
(Principal Executive Officer)

4

Index to Exhibits

Exhibit No.	Description

9.1	Letter from MARCUM LLP dated June 3, 2025.,

5